SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549


                                  SCHEDULE TO/A

               TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                 AMENDMENT NO. 1

                            (NAME OF SUBJECT COMPANY)

                    1999 BROADWAY ASSOCIATES LTD PARTNERSHIP
                         A DELAWARE LIMITED PARTNERSHIP

                           AT $20,000.00 NET PER UNIT

                                       BY

               EQUITY RESOURCE LEXINGTON FUND LIMITED PARTNERSHIP,
                       A MASSACHUSETTS LIMITED PARTNERSHIP
                          EQUITY RESOURCES GROUP, INC.,
                           A MASSACHUSETTS CORPORATION

                              EGGERT DAGBJARTSSON,
                                  AN INDIVIDUAL

                            LIMITED PARTNERSHIP UNITS

                  Eggert Dagbjartsson, Executive Vice President
                          Equity Resources Group, Inc.
                                 14 Story Street
                               Cambridge, MA 02138
                                  (617) 876-4800

                            Calculation of Filing Fee

--------------------------------------------------------------------------------
       Transaction Valuation*                      Amount of Filing Fee
             $2,000,000                                   $400.00
--------------------------------------------------------------------------------
* For purposes of calculating the filing fee only. This calculation assumes the purchase of 100 Units at a purchase price of $20,000 per Unit in the Partnership.

[x] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or
Schedule  and  the  date  of  its  filing.
--------------------------------------------------------------------------------
Amount  Previously  Paid:  $400.00            Filing Party:   Equity Resource
Form  of Registration No.: Schedule TO                        Lexington Fund
                                                              Ltd Partnership
                                                              Not Applicable
                                               Date Filed:    November 21, 2001
--------------------------------------------------------------------------------

                                 AMENDMENT NO. 1

     This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on November 21, 2001 (the "Schedule TO") by Equity Resources Lexington Fund Limited Partnership, a Massachusetts limited partnership, Equity Resources Group, Inc., a Massachusetts corporation, and Eggert Dagbjartsson, an individual (together, the "Purchaser") to purchase 100 units (the "Units") of limited partnership interests in 1999 Broadway Associates Ltd Partnership, a Delaware limited partnership (the "Partnership"), at $20,000 for each Unit, to the seller in cash, without interest, less the amount of any distributions declared or paid from any source by the Partnership with respect to the Units after November 21, 2001 (without regard to the record date), upon the terms and subject to the conditions set forth in this Offer to Purchase (the "Offer to Purchase") and in the Agreement of Sale, as each may be supplemented or amended from time to time (which together constitute the "Offer"). The information contained in the Offer to Purchase is incorporated herein by reference. Capitalized terms used and not defined herein shall have the meanings ascribed to such terms in the Offer to Purchase.

     ITEM  3,  ITEM  4  AND  ITEM  5

     Item 3, Item 4 and Item 5 of the Schedule TO, which incorporate by reference the information contained in the Offer to Purchase, are hereby amended as follows:

     ITEM  3-IDENTITY  AND  BACKGROUND  OF  FILING  PERSON

     Schedule  1  of  Schedule  TO  is  amended  to  include  the  following:
"Mr. Dagbjartsson is a Co-General Partner of the following Equity Resources Funds. Each of the funds share the same business address as Equity Resources
Group,  Inc.  and  the  Equity  Resource  Lexington  Fund.

Equity  Resource  Fund  XVII
Equity  Resource  Fund  XIX
Equity  Resource  General  Fund
Equity  Resource  Cambridge  Fund
Equity  Resource  Brattle  Fund
Equity  Resource  Bay  Fund
Equity  Resource  Pilgrim  Fund
Equity  Resource  Bridge  Fund
Equity  Resource  Boston  Fund


     ITEM  4-TERMS  OF  THE  TRANSACTION

     THE  OFFER

     Section  1--"Terms  of  the  Offer"  is  amended  to include the following:

"Because the Purchaser is purchasing less than 100% of the Units, there will be no 'subsequent offering period' as defined in Rule 14d-11 of the Exchange Act."

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

     The second paragraph of Section 7--"Purpose and Effects of the Offer" is amended in its entirety as follows:

"The Purchaser calculated a Net Asset Value ("NAV") of $21,296 per Unit for the Partnership. This NAV is based on figures from the Partnership's 10K for the year-ended December 31, 2000 ("2000 10K"). Using figures from the 2000 10K's consolidated statements of operations, the Purchaser calculated the Partnership's net operating income ("NOI") at $5,803,000. Applying a cap rate of 10% to the NOI, the Purchaser fixed the property value of the Partnership at $58,030,000. Other Partnership assets from the 2000 10K's consolidated balance sheets totaled $6,721,000. When added to the property value, the total Partnership assets were $64,751,000. The Partnership's liabilities from the
2000 10K's consolidated balance sheets totaled $53,214,000. The Purchaser subtracted these liabilities from the total Partnership assets and arrived at a value of $11,537,000. The Purchaser then subtracted a 3% sales fee ($1,740,900) from the property value to arrive at an NAV of $9,796,100. Based on a total of 460 Units, this figure translated to a per Unit NAV of $21,296. The NAV is based on the Purchaser's own calculations and does not purport to represent the value of the partnership's property if it were sold. In its calculation of NAV, the Purchaser has made a number of assumptions that if changed, could significantly alter the NAV of each Unit. For example, a lower cap rate would result in a materially higher NAV. Likewise, a higher cap rate would result in a materially lower NAV.

Furthermore, in calculating its NAV, the Purchaser has used financial information for the year ending December 31, 2000 because that is the last year for which full year financial information is available. Based upon year-to-date information for the Partnership, it would appear that the Partnerships operations have improved. This suggests that the NAV for the Units may have increased. However, since the Purchaser did not have full year information for 2001, it did not calculate a NAV based upon this time period.

The Purchaser also considered the fact that over 12% of the Partnership's leases come up for renewal in 2002. Given the fact that office markets around the nation are experiencing softness, the Purchaser considers it likely that the Partnership may experience increased vacancy in the future.

All of these factors were a considered by the Purchaser in deriving its offer price of $20,000 per Unit. The Purchasers offer price is less than its estimate of NAV. The Purchaser believes this is appropriate given that Units in the Partnership represent long-term, illiquid investments and that it is only seeking a minority position."

ITEM  5-  PAST  CONTACTS,  TRANSACTIONS,  NEGOTIATIONS  AND  AGREEMENTS

     Section 9--"Past Contact and Negotiations with General Partner" is amended to include the following:

"In connection with an unregistered offer to purchase units in Nantucket Island Associates Limited Partnership, the general partner exercised its option to purchase half of the units tendered as a result of the Purchaser's offer. The Purchaser had offered to purchase units for $5,000 per unit and nineteen units were tendered. The general partner reimbursed the Purchaser $47,500 for the 9.5 units acquired as a result of exercising its option and an additional $2,192.50, which represented one-half of the administrative costs incurred by the Purchaser as a result of conducting the offer. The effective date for the transfer of those units from the Purchaser to the general partner was November 2, 2000. The general partner has not exercised this option under any other offers conducted by the Purchaser."

                                   SIGNATURES
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated:     December  10,  2001               Equity  Resource  Lexington  Fund
Limited
                                   Partnership,
                                   a  Massachusetts  limited  partnership

                                        By:     /s/Eggert  Dagbjartsson
                                                   Eggert  Dagbjartsson
                                                   General  Partner

                                             Equity  Resources  Group,  Inc.
                                             A  Massachusetts  Corporation

                                        By:     /s/Eggert  Dagbjartsson
                                                   Eggert  Dagbjartsson
                                                   Executive  Vice  President

                                        Eggert  Dagbjartsson

                                        By:     /s/     Eggert  Dagbjartsson
                                                        Eggert  Dagbjartsson
                                                        Eggert  Dagbjartsson

     EXHIBIT  INDEX




 Exhibit No.                   Description
---------------------------------------------------------------
(a)(1)  -     Offer  to  Purchase,  dated  November  21,  2001*
---------------------------------------------------------------
(a)(2)  -     Transmittal  letter,  dated  November  21,  2001*
---------------------------------------------------------------
(a)(3)  -     Agreement  of  Sale*
---------------------------------------------------------------
(a)(4)        Summary  Advertisement*
---------------------------------------------------------------
(a)(5)--      Not  applicable.
---------------------------------------------------------------
(b)  -        Not  applicable.
---------------------------------------------------------------
(c)  -        Not  applicable.
---------------------------------------------------------------
(d)(1)-       Not  applicable.
---------------------------------------------------------------
(e)  -        Not  applicable.
---------------------------------------------------------------
(f)  -        Not  applicable.
---------------------------------------------------------------
(g)           Not  applicable
---------------------------------------------------------------
(h)           Not  applicable.
---------------------------------------------------------------
*  Previously  filed

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